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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          BRUNSWICK TECHNOLOGIES, INC.
                           (NAME OF SUBJECT COMPANY)

                          BRUNSWICK TECHNOLOGIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                   COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  117394 10 6
                         (CUSIP NUMBER OF COMMON STOCK)

                               MARTIN S. GRIMNES
                            CHIEF EXECUTIVE OFFICER
                          BRUNSWICK TECHNOLOGIES, INC.
                               43 BIBBER PARKWAY
                              BRUNSWICK, ME 04011
                                 (207) 729-7792
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                          Robert A. Trevisani, Esquire
                               Gadsby Hannah LLP
                              225 Franklin Street
                                Boston, MA 02110
                                 (617) 345-7000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION

     The name of the subject company is Brunswick Technologies, Inc., a Maine corporation (the "Company"). The address of the Company's principal executive offices is 43 Bibber Parkway, Brunswick, Maine 04011. The telephone number of the principal executive offices of the Company is (207) 729-7792. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of the Company and the associated rights to purchase preferred stock (the "Shares"). As of May 2, 2000, there were 5,234,415 shares of the Company's common stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer being made by VA Acquisition Corporation, a Maine corporation (the "Purchaser") and a wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation (the "Parent"), both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 20, 2000, as amended to date by Amendments 1, 2, 3, 4 and 5 thereto, and filed with the Securities and Exchange Commission (the "Commission" or the "SEC"), to purchase all the outstanding Shares not already beneficially owned by Parent, at a price of $8.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer to Purchase and any further amendments or supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

     According to the Schedule TO, the principal executive offices of the Purchaser are located at 750 E. Swedesford Road, Valley Forge, Pennsylvania 19482. All information in this Schedule 14D-9 or incorporated by reference herein concerning the Purchaser or its affiliates, or actions or events in respect of any of them, was provided by the Purchaser or the Parent, and the Company assumes no responsibility therefor.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates with certain of its directors and executive officers are, except as noted below, (i) described in the section entitled "PART I, ITEM 1: BUSINESS -- SUPPLY" of the Company's Annual Report on Form 10-K for the year ended December 31, 1999, filed with the Commission on March 30, 2000, a copy of which is filed as Exhibit 1 hereto and hereby incorporated herein by reference and (ii) described in the sections entitled "INFORMATION ABOUT THE BOARD OF DIRECTORS AND COMMITTEES," "EXECUTIVE OFFICERS OF THE COMPANY," "EXECUTIVE COMPENSATION," and "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" in the Company's Proxy Statement for its Annual Meeting of Stockholders to be held on May 16, 2000 (the "Proxy Statement"). The Proxy Statement, together with Definitive Additional Materials filed by the Company in connection with the Proxy Statement, are filed as Exhibit 2 hereto and are hereby incorporated herein by reference. Except as described or referred to herein and in Exhibits 1 and 2, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) the Parent or the Purchaser, their respective officers, directors or affiliates.

     As mentioned in the Company's Proxy Statement, the Company's Board of Directors (the "Board") has approved employment contracts with certain executive officers. The Company has since entered into such employment contracts with the following executive officers (each an "Executive" and collectively, the "Executives"): Martin S. Grimnes, Chairman and Chief Executive Officer; William
M. Dubay, President and Chief Operating Officer; Robert Fuller, Vice President, Sales; Alan M. Chesney, Vice President, Chief Financial Officer and Treasurer; and Thomas L. Wallace, Vice President, Manufacturing; and the Company's subsidiary, Brunswick Technologies Europe Ltd. has entered into an employment contract with Malcolm Lee, General Manager of Brunswick Technologies Europe, Ltd. (each an "Employment Agreement" and

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collectively, the "Employment Agreements"). The Employment Agreements are
renewable year to year unless terminated by either party. A copy of the Form of Employment Agreement for each of the Executives is filed herewith as Exhibit 3 and hereby incorporated by reference.

     The term of employment under each of the Employment Agreements is for one year, unless extended or earlier terminated as provided therein (the "Employment Term"). Pursuant to each Employment Agreement, each Executive will receive a base salary, subject to annual review for possible increase by the Compensation Committee of the Board as follows: Martin Grimnes, $156,222; William Dubay, $138,208; Alan Chesney, $116,363; Robert Fuller, $125,475; Thomas Wallace, $122,371; Malcolm Lee, L49,434 ("Base Salary"). Each Executive may participate with other senior management personnel of the Company in discretionary bonuses authorized and declared by the Compensation Committee and Board. Each Executive may participate in any employee benefit plans of the Company relating to pension, profit sharing, retirement, health insurance, medical reimbursement or others adopted by the Company for the benefit of its executives. Each Executive shall further be eligible to participate in any other fringe benefits which may be available to the Company's executive employees, including stock option or incentive plans adopted by the Board, life or disability insurance, a reasonable expense account, along with such vacation, sick leave and other benefits provided by the Company in its personnel policies or otherwise.

     Each Executive's employment under his Employment Agreement may be terminated in the event of the death or permanent disability of the Executive during the Employment Term, for "Just Cause" as defined therein, or without Just Cause upon ninety (90) days written notice. Each Executive may terminate his employment for "Good Reason" as defined therein, or without Good Reason upon ten
(10) days written notice. In the event of the death or permanent disability of the Executive during the Employment Term, the Executive or the Executive's estate or designated beneficiary shall be entitled to receive compensation for a one year period. In the event of a termination by the Company without Just Cause, or by the Executive for Good Reason, the Company shall be obligated to pay the Executive his Base Salary and other compensation due under the Employment Agreement for twelve months or until the end of the Employment Term, whichever is greater. "Other compensation" as defined in the Employment Agreement includes the Executive's pro-rata share of any discretionary bonuses that would otherwise have been payable had he remained employed through the Employment Term, along with costs to continue medical insurance under COBRA.

     Upon a "Hostile Change in Control" of the Company as defined therein, the Employment Agreements provide that they automatically extend for three years. If the Executive is terminated by the Company other than for Just Cause or by reason of the Executive's death or permanent disability (which would include a termination by the Executive for Good Reason as defined in the Employment Agreement), the Executive would receive a severance amount equal to three times both the Executive's highest base salary plus the highest bonus in effect during the three year period, (as defined, in the case of a Change in Control, by Section 280G(b)(2) of the Internal Revenue Code of 1986, as amended (the "Code")). If the Executive remains in the employ of the Company one year after the Hostile Change in Control, he would receive a bonus equal to one times the base salary plus bonus, and the severance amount would reduce to a multiple of two. A Hostile Change in Control means a Change in Control which has not been approved by at least two thirds of the Board incumbent as of April 17, 2000 at or before the earlier of (i) a public announcement by any person, whether before or after execution of the agreement, of the intention to obtain a sufficient number of voting securities of the Company as would upon their acquisition constitute a Change in Control or (ii) upon a Change of Control.

     For purposes of the Employment Agreements and severance arrangements described above, a Change in Control ("Change in Control") means and shall be deemed to occur upon an acquisition (other than directly from the Company) of any voting securities of the Company (the "Voting Securities") by any "Person" (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), immediately after which such Person has "Beneficial Ownership" (within the meaning of Rule 13D-3 promulgated under the Exchange Act) of twenty-five percent (25%) or more of the combined voting power of the Company's then outstanding Voting
Securities; provided, however, in determining whether a Change in Control has occurred, Voting Securities which are acquired in a "Non-Control Acquisition"
(as hereinafter defined) shall not constitute an acquisition which would cause a Change
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in Control; and provided further that an acquisition for these purposes shall be deemed to include a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the Voting Securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 60% of the number of outstanding securities of the Company or such surviving entity outstanding immediately after such merger or consolidation. A "Non-Control Acquisition" shall mean an acquisition by (i) an employee benefit plan (or a trust forming a part thereof) maintained by (1) the Company or (2) any corporation or other Person of which a majority of its voting power of its voting equity securities or equity interest is owned, directly or indirectly, by the Company (for purposes of this definition, a "Subsidiary"), (ii) the Company or its Subsidiaries, or (iii) any Person in connection with a "Non Hostile Change of Control" (as hereinafter defined).

     In the event of a "Non-Hostile Change in Control" which is defined as a Change in Control approved by at least two thirds of the Incumbent Board which is not a Hostile Change in Control (as defined in the Employment Agreement), each Employment Agreement would automatically convert to a two year contract. Upon any Change in Control, each Executive would have the right to terminate the Employment Agreement for any reason within six months of the date of the Change in Control and receive an eighteen month severance payment, provided that in the case of a Change in Control approved by at least two thirds of the Incumbent Board, the Executive is subject to a non-competition agreement during the eighteen month severance period.

     In the event that any payments or benefits paid to the Executive under his Employment Agreement, or for his benefit paid or payable or distributed or distributable pursuant to the terms of the Employment Agreement, or otherwise in connection with, or arising out of, his employment with the Company or of a substantial portion of its assets (a "Payment" or "Payments"), would be subject to the excise tax imposed by Section 4999 of the Code or any interest or penalties are incurred by the Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, are hereinafter collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment (a "Gross-Up Payment") in an amount such that after payment by the Executive of all taxes (including any interest or penalties, other than interest and penalties imposed by reason of the Executive's failure to file timely a tax return or pay taxes shown due on his return, imposed with respect to such taxes and the Excise Tax), including any Excise Tax imposed upon the Gross-Up Payment equal to the Excise Tax imposed upon the Payments. The initial determination as to whether a Gross-Up Payment is required pursuant to the Employment Agreement, and the amount of such Gross-Up Payment, shall be made by an accounting firm selected by the Company and reasonably acceptable to the Executive, which is designated as one of the five largest accounting firms in the United States.

     The Company shall also pay legal fees and related expenses incurred by each Executive as a result of the Executive's termination of employment or in the event the Executive seeks to obtain or enforce any right or benefit provided by the Employment Agreement or relating to Executive's employment by the Company. The Company shall also, consistent with applicable law and the Company's bylaws, indemnify and hold each Executive harmless in connection with any claims that arise out of his employment by the Company. The Employment Agreements further provide that all claims or disputes, other than for equitable relief to enforce the non-competition restrictions, shall be subject to final and binding arbitration before the American Arbitration Association.

     David E. Sharpe, until his resignation from the Board on May 1, 2000, was a member of the Board and Compensation Committee. Mr. Sharpe is an executive officer of Vetrotex CertainTeed Corporation ("Vetrotex"), a Delaware corporation and subsidiary of Parent. Vetrotex holds approximately 14% of the Shares of the Company and is a major supplier of raw materials to the Company.

     By facsimile to the Company's Clerk dated April 17, 2000, by courier dropped at the reception desk of Eaton, Peabody, Bradford & Veague on April 17, 2000, and by overnight courier to the Company's Clerk delivered on April 18, 2000, Vetrotex requested that the Company call a Special Meeting of Stockholders for the purposes of (1) amending its articles of organization to provide that the directors of the Company can be removed by majority vote of the Shares (rather than two thirds of the Shares, as presently required) and (2)

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to remove and replace all of the incumbent members of the Board without cause
(the "Vetrotex Request"). By letter dated April 24, 2000, the Company advised Vetrotex of its view that the Vetrotex Request was not made in compliance with the applicable provisions of the Maine Business Corporation Act and requested that Vetrotex renew its request for a Special Meeting of Stockholders in a manner that complied with the Maine Business Corporation Act. By letter dated April 25, 2000 received from counsel for Vetrotex, Vetrotex declined to reissue the Vetrotex Request and insisted that the Company call a Special Meeting of Stockholders. The Clerk of the Company, by notice dated May 2, 2000, advised the stockholders of the Company of the Vetrotex Request and set the date of the Special Meeting of Stockholders for June 16, 2000 subject to a determination by the Company that the Vetrotex Request was made in accordance with the applicable provisions of the Maine Business Corporation Act. Vetrotex has not indicated the identity of the slate of directors it would propose to replace the incumbent members of the Company's Board pursuant to the Vetrotex Request in the event a Special Meeting of Stockholders is held. The Company intends to oppose adoption of the resolutions set forth in the Vetrotex Request and the Company intends to oppose any solicitation by Vetrotex or its affiliates with respect to the proposed Special Meeting of Stockholders.

     On April 25, 2000, Vetrotex also filed a preliminary proxy statement with the Commission (the "Opposition Proxy") in opposition to the Company's solicitation with respect to its Annual Meeting of Stockholders scheduled for May 16, 2000. The Opposition Proxy opposes Proposal No. 2 of the Company's Proxy Statement, the amendment to the Company's 1997 Equity Incentive Plan to increase the number of shares of common stock available for awards under the plan from 421,740 to 821,740. The Board has voted not to issue any awards under the Plan to its executive officers for a 90 day period to dispel rumors that the Company would issue large awards to management in advance of a transaction.

     On April 26, 2000, the Company filed suit in the United States District Court for the District of Maine in Portland, Maine, seeking declaratory, injunctive and other relief against Vetrotex, the Purchaser, the Parent, and Saint-Gobain (collectively, the "Defendants"). The Company's five-count Complaint and Jury Demand ("Complaint") alleges violations of federal securities and State of Maine laws by the Defendants. The Company alleges that the Defendants, owners of approximately 14% of the outstanding Shares of the Company and one of the Company's major suppliers, violated Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as Amended (the "Exchange Act"), and SEC regulations thereunder, by failing to make timely amendments to their previously filed Schedule 13D disclosing their intent to acquire control of the Company, and by failing to comply with SEC requirements concerning the delivery to the Company of its Schedule TO and Offer materials. The Company has also made separate allegations regarding violations of Maine law for tortious interference with business relations and civil conspiracy.

     Simultaneous with the filing in court of its Complaint, the Company also filed motions seeking a temporary restraining order and a preliminary injunction preventing the Defendants from taking certain actions in its efforts to continue the Offer (the "Motions"). On April 28, 2000, Defendants Vetrotex, Purchaser and Parent filed an objection to the Company's Motions. On May 2, 2000, the court denied the Company's Motions; however, the Complaint has not been dismissed and remains under consideration by the court. In light of the fact that such Defendants have admitted a violation of the securities regulations, the Company has not determined the future course of the litigation at this time, but notes that the court reserved on the substantive issues presented by the Complaint.

     The Company believes that although its preliminary Motions were denied, its Complaint has merit, and that the filing of this litigation was necessary in order to allow the Company sufficient time to respond to the Offer and assure that the Company's shareholders and the investing public at large are fully and fairly apprised of all facts while deciding whether to tender their Shares. The entire text of the Complaint is filed herewith as Exhibit 4, and is hereby incorporated by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation. On April 30, 2000 the Board unanimously determined (other than Mr. Sharpe, who was not in attendance at the meeting) that the Offer is inadequate and not in the best interests of the Company and its stockholders. ACCORDINGLY, THE BOARD RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE OFFER AND NOT TENDER ANY SHARES TO THE PURCHASER.

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     The letter to stockholders communicating the Board's recommendation and a form of the press release announcing such recommendation are filed as Exhibits 5 and 6 hereto, respectively, and are incorporated herein by reference.

     (b) Reasons. In reaching the determination and recommendation set forth in paragraph (a) above, the Board considered numerous factors, including, without limitation, the following:

          (i) The business, financial condition, and results of operations of the Company.

          (ii) The Company's business plans and current business strategy and future prospects, which the Board believes will generate enhanced value for its shareholders and other constituencies with the assistance of its financial advisors.

          (iii) The nature of the industry in which the Company operates and the Company's competitive position in such industry, which the Board believes is enhanced due to the Company's possession of the most advanced composite reinforcement technology and the strongest market position in the industry, making the Company uniquely positioned for growth through the burgeoning demands for advanced composite technologies by the transportation, infrastructure, marine, industrial, and oil and gas industries.

          (iv) A presentation by McDonald Investments Inc. ("McDonald Investments"), financial advisor to the Company, relating to various financial and other matters concerning the Company and the Offer, and the opinion delivered orally at the April 30, 2000 meeting by McDonald Investments stating that the cash price of $8 per Share proposed to be paid to the Company's stockholders by the Purchaser pursuant to the Offer is inadequate from a financial point of view; such opinion being based on various assumptions and subject to various limitations as discussed in the written opinion delivered to the Board on May 3, 2000 (the "Opinion"). A copy of the Opinion is attached as Annex A hereto and filed as Exhibit 7. Stockholders are urged to read carefully the Opinion in its entirety.

          (v) The Board's belief that the Company's business, operations and strategic position afford significant inherent additional value to strategic parties.

          (vi) The Board's belief, based in part on the factors referred to above, that the per Share price of the Offer does not reflect either the true current value of the Company or the significant long-term values inherent in the Company.

          (vii) The Board's belief, in the absence of additional information repeatedly requested by the Company as referenced in the April 17, 2000 letter of the Company to Saint-Gobain (a copy of which is filed as Exhibit 8 hereto and incorporated herein by reference), that acquisition of the Company as contemplated in the Offer would have a significantly adverse effect on the Company's relationship with employees, customers, suppliers and other constituencies, including the communities that the Company serves and in which its facilities are located.

          (viii) The fact that consummation of the Offer is conditioned upon, among other things: (A) the rights to purchase preferred stock (the "Rights") issued to holders of the Company's common stock pursuant to that certain Rights Agreement, dated April 17, 2000, between the Company and State Street Bank and Trust Company being redeemed by the Board or otherwise being rendered null and void and inapplicable to the Offer (the Board has determined to take no action which would redeem the Rights at this time); (B) the provisions of Section 611-A of the Maine Business Corporation Act being inapplicable to the acquisition of Shares pursuant to the Offer and any subsequent business transaction involving the Purchaser, Parent or Saint-Gobain with the Company, including the merger proposed in the Offer; and (C) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have been expired or been terminated by the expiration date of the Offer.

     (c) Intent To Tender. To the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intend to tender any Shares that are held of record or are beneficially owned by them pursuant to the Offer.

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ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     (a) McDonald Investments.

     Pursuant to a letter agreement dated April 27, 2000 (the "Letter Agreement"), the Company has retained McDonald Investments in connection with the Offer. Pursuant to the Letter Agreement, the Company has paid a retainer fee of $35,000 upon its execution of its engagement letter with the Company and a fee of $200,000 in connection with its delivery of a report or opinion to the Company.

     The Company has agreed with McDonald Investments that if a transaction takes place involving the sale of the business and assets of the Company by way of tender offer, merger, asset sale, divestiture, other transaction or combination thereof (a "Transaction"), the Company will pay to McDonald Investments at the closing of such Transaction a transaction fee equal to 2% of the first $47.6 million of the transaction value and 3% of the amount that exceeds $47.6 million (the "Transaction Fee").

     The Company has also agreed to reimburse McDonald Investments for its reasonable out-of-pocket expenses, including legal fees, incurred in connection with its engagement by the Company. In addition, the Company has agreed to indemnify McDonald Investments against certain liabilities in connection with its engagement.

     McDonald Investments is an investment banking firm engaged on a regular basis to provide a range of investment banking and financial advisory services, including the valuation of businesses and their securities in connection with mergers and acquisitions.

     (b) Morrow & Co., Inc.

     The Company has also retained Morrow & Co., Inc. ("Morrow") to assist the Company with its communications with stockholders with respect to, and to provide other services to the Company in connection with, the Offer. The Company will pay Morrow $200,000 for its services and will reimburse Morrow for its reasonable out-of-pocket expenses incurred in connection therewith.

     Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     To the best of the Company's knowledge, except as set forth herein, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     On April 11, 2000 (i) the Company issued to its independent directors, in the aggregate, 2,592 shares of Common Stock for directors' fees due in accordance with the Company's standard director compensation policy and (ii) granted options to purchase 1,000 shares of Common Stock to Kenneth Hatten, a recently appointed independent director, consistent with prior grants made to newly appointed directors of the Company.

ITEM 7.  CERTAIN PLANS OR PROPOSALS

     The Company, consistent with its long-term strategy and past practices, continues to discuss possible strategic transactions with third parties. At the April 30, 2000 Board Meeting, the Board further concluded that it was desirable and in the best interests of the Company and its stockholders that management, with the assistance and advice of McDonald Investments and the Company's legal advisors, proceed to develop and evaluate alternatives to the Offer. The Company may undertake negotiations and actions which relate to or would result in: (i) an extraordinary transaction such as a merger or reorganization (including a leveraged buyout or other recapitalization transaction) involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer or exchange offer for, or other acquisition of, securities by or of the Company;
(iv) a material change in the

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present capitalization or dividend policy of the Company; or (v) capital investments involving the incurrence of additional debt or the issuance of additional Shares or voting preferred stock, the proceeds of which will be used to finance growth through expansion and acquisitions. There can be no assurance that any of the aforementioned activity will result in a transaction being recommended to the Board or that any transaction which is recommended will be authorized or consummated.

     The Board has determined that disclosure at this time with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to above in this Item 7 might jeopardize the institution or continuation of any discussions or negotiations that the Company may conduct. Accordingly, the Board adopted a resolution at the April 30, 2000 Board Meeting instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached.

ITEM 8.  ADDITIONAL INFORMATION

     None.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Part I, Item 1: "Business -- Supply," of the Company's
            Annual Report on Form 10-K for the year ended December 31,
            1999 (previously filed with the Commission on March 30, 2000 and hereby incorporated by reference).
Exhibit 2.  Definitive Proxy Statement of the Company dated April 17,
            2000 (previously filed with the Commission on April 17, 2000 and hereby incorporated by reference), as supplemented by Definitive Additional Materials dated April 25, 2000
            (previously filed with the Commission on April 25, 2000 and hereby incorporated by reference) and as supplemented by Definitive Additional Materials dated April 28, 2000
            (previously filed with the Commission on April 28, 2000 and hereby incorporated by reference).
Exhibit 3. Form of Employment Agreement with certain executive officers of the Company.
Exhibit 4.  Complaint filed by the Company on April 26, 2000.
Exhibit 5.  Letter to Stockholders, dated May 3, 2000.*
Exhibit 6.  Press Release issued by the Company on May 3, 2000.
Exhibit 7. Opinion of McDonald Investments dated May 3, 2000 (contained as Annex A to this Schedule 14D-9 and hereby incorporated by reference).*
Exhibit 8.  Letter of the Company to Saint-Gobain dated April 17, 2000.*

------------------------

* Included in copies mailed to stockholders. This Schedule 14D-9 is being filed electronically with the SEC on its EDGAR database. Electronic copies of this
Schedule 14D-9 and all exhibits filed herewith or incorporated herein by reference may be obtained for free on the SEC's Internet web site at http://www.sec.gov.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BRUNSWICK TECHNOLOGIES, INC.

                                          By: /s/ MARTIN S. GRIMNES
                                            ------------------------------------
                                            Name: Martin S. Grimnes
                                            Title:  Chief Executive Officer

Dated: May 3, 2000

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                                                                         ANNEX A

                                                        MCDONALD INVESTMENT LOGO
May 3, 2000

Board of Directors
Brunswick Technologies
43 Bibber Parkway
Brunswick, ME 04011

Members of the Board:

     We understand that on April 20, 2000, VA Acquisition Corporation, a Maine corporation (the "Purchaser") and a wholly owned subsidiary of CertainTeed Corporation, a Delaware corporation (the "Parent"), both of which are indirect wholly owned subsidiaries of Compagnie de Saint-Gobain, a French corporation ("Saint-Gobain"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated April 20, 2000 and filed with the Securities and Exchange Commission, that it has commenced a tender offer to purchase all outstanding shares of Common Stock, par value $0.0001 (the "Common Stock"), including associated rights to purchase Preferred Stock, of Brunswick Technologies Inc. (the "Company") not already beneficially owned by Parent, at a price of $8.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 20, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with the Offer of Purchase and any amendments or supplements thereto, collectively constitute the "Offer") included in the Schedule TO.

     You have asked for our opinion as to whether the Parent Offer is adequate from a financial point of view to the holders of Common Stock other than the Parent and its affiliates.

     For purposes of the opinion set forth herein, we have:

        (i) reviewed certain publicly available financial statements and other information of the Company;

        (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

        (iii) reviewed certain financial projections prepared by the management of the Company;

        (iv) discussed the past and current operations and financial condition and the prospects and business strategy of the Company with senior executives of the Company;

        (v) toured and inspected the main manufacturing facility of the Company;

        (vi) reviewed the reported prices and trading activity for the Common Stock;

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        (vii)  compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

        (viii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

        (ix) participated in preliminary exploratory discussions with third parties in connection with our evaluation of the Parent Offer;

        (x) reviewed the Offer to Purchase, the Schedule TO and certain related documents;

        (xi) reviewed possible synergies for certain prospective buyers in the areas of glass fiber and carbon fiber as well as SG&A synergies for all buyers.

        (xii) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the Company's financial projections, we have assumed that they have been reasonably prepared on bases reflecting management's best currently available estimates and judgements of the future financial performance of the Company. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the tender offer, or otherwise required, with the Securities and Exchange Commission. This opinion is not intended to be and shall not constitute a recommendation to any holder of Common Stock as to whether to tender shares of Common Stock pursuant to the Parent Offer.

     We have acted as financial advisor to the Board of Directors of the Company in Connection with this transaction and will receive a fee for our services.

     Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Parent Offer is inadequate from a financial point of view to the holders of Common Stock other than the Parent and its affiliates.

                                          Very truly yours,

                                          McDONALD INVESTMENTS INC.

                                          By: /s/ RAJ TRIKHA
                                            ------------------------------------
                                            Raj Trikha
                                            Managing Director

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